Exhibit 2.1

ASSET PURCHASE AGREEMENT

THIS AGREEMENT is made this 30th day of September, 2013, by and between ART’S-WAY MANUFACTURING CO., INC., a Delaware corporation, (“Buyer”), and OHIO METAL WORKING PRODUCTS COMPANY, an Ohio corporation (“Seller”).

RECITALS

WHEREAS, Seller is in the business of the manufacture and sale of metal working tools and tooling, including without limitation tooling for lathes (“Seller’s Business”); and,

WHEREAS, Buyer desires to purchase and Seller desires to sell all of the assets of Seller, excepting only cash, bank accounts, accounts receivable and pre-paid items.

NOW, THEREFORE, for and in consideration of the premises and other good and valuable considerations, the receipt and sufficiency of which are hereby acknowledged,

IT IS HEREBY AGREED AS FOLLOWS:

AGREEMENT

ARTICLE I

PURCHASE AND SALE OF ASSETS

1.1     Purchased Assets. Subject to the terms and conditions herein set forth, the Buyer shall purchase at the Closing (as hereinafter defined), and the Seller shall sell and transfer to the Buyer at Closing, all assets and properties owned by Seller excepting only cash, bank accounts, accounts receivable, and pre-paid items (“Purchased Assets”).

The Purchased Assets to be conveyed include, without limitation, the following:

(a)     All manufacturing machinery and equipment, furniture, furnishings, office machinery and equipment (including all computers, computer programs, and computer equipment), vehicles, leasehold improvements, tooling, fixtures, accessories, and tools owned by Seller or used in connection with Seller’s Business, including, without limitation, all assets shown or reflected as vehicles, furniture and fixtures, and machinery, referred to on the balance sheet of Seller as of May 31, 2013, previously furnished to Buyer (hereinafter referred to as “Equipment”); and,

(b)     Intangible property owned by Seller or used in the operation of Seller’s Business including, without limitation:

(i)     All designs, drawings, blue prints, computer data, computer software, engineering data or studies, manufacturing data, prototypes, stampings, projects, in-process formulas, processes, technical information and know-how related to or useful in the Seller’s Business;

(ii)     All patents, patent applications, and unpatented inventions applicable to any product manufactured or sold by Seller including, without limitation, all such patents listed on Schedule 4.15;

(iii)     The name “Ohio Metal Working Products Company” and the trade name “American Carbide Tool Company” together with all logos, trade names, trademarks, service marks, copyrights, including applications for and reservations for any of the foregoing pertaining to any products manufactured or sold by Seller including without limitation all such items listed on Schedule 4.15;

(iv)     All customer lists, customer back-logs, pending orders, pending purchase contracts, customer files, vendors’ lists, purchase records, sales records, or computer software and data relating to Seller’s Business;

(v)     All distribution or other contracts pertaining to the marketing of any product together with all dealership, dealer, or distributor agreements or contracts with the Seller for the manufacture of, furnishing, marketing, or distribution of any product including without limitation all such items listed on Schedule 4.5;

(vi)     All websites, telephone numbers, fax numbers, computer addresses, or registrations used or usable in connection with Seller’s Business.

(vii)      All licenses or permits applicable to the operation of Seller’s Business including all such licenses or permits listed on Schedule 4.16.

(viii)      All good will associated with Seller’s Business.

(The foregoing paragraph (b) including sub-paragraphs (i) through (viii) being hereinafter referred to as “Intangibles”.)

(c)     All inventories of finished goods, spare parts, work in process, supplies, raw materials, and other inventory-type items (hereinafter referred to as “Inventories”).

(d)     All land, improvements to land, buildings, facilities, fixtures, building improvements, and installations of any and all kinds owned by Seller including, without limitation, those reflected on the May 31, 2013, balance sheet of Seller (hereinafter referred to as “Real Property”), a description of said real property being as set forth in the attached Schedule 1.1(d)

(e)     All other property of whatever kind and nature owned by Seller and used or useful in the operation of Seller’s Business, excepting only cash, bank accounts, accounts receivable, and prepaid items (hereinafter referred to as “Miscellaneous Assets”).

(The foregoing Equipment, Intangibles, Inventories, Real Property, and Miscellaneous Assets being hereinafter sometimes referred to as the “Purchased Assets”).

1.2     Excluded Assets. The Purchased Assets shall not include, and the Seller shall retain, the following assets:

(a)     Cash and cash equivalents;

(b)     All trade and other accounts receivable;

(c)     The Seller’s rights under this Agreement;

(d)     The Seller’s minute books, stock record books and corporate franchise and tax returns.

(e)     Assets described on Schedule 1.2(e) attached hereto.

1.3     Closing. The Closing (“Closing” or “Closing Date”) of the purchase and sale of the Purchased Assets shall take place at 10:00 a.m., on the 30th day of September, 2013, at the offices of The Taggart Law Firm, 140 West Liberty Street, Wooster, Ohio 44691 or at such other time, date, and place as may be mutually agreed to by the parties.

ARTICLE II

CONSIDERATION FOR TRANSFER

2.1     Purchase Price. The total combined Purchase Price (“Purchase Price”) for the Purchased Assets shall be the sum of Three Million One Hundred Fifty Thousand ($3,150,000.00) provided said Purchase Price shall be adjusted at Closing by the sum of the following amounts:

(a)     By reducing it by the amount of all customer deposits with respect to merchandise not actually delivered to customers prior to the date of Closing.

(b)     By reducing it by the amount by which the value of Inventories transferred at Closing shall be less than One Million Three Hundred Sixty-eight Thousand Eight Hundred Forty-one Dollars ($1,368,841.00), which value is to be determined by an actual physical count inventory conducted as near as possible to the Closing Date but prior thereto using the valuation methods used by Seller in its books and records. However, if after such physical count inventory the value of the Inventories is greater than One Million Three Hundred Sixty-eight Thousand Eight Hundred Forty-one Dollars ($1,368,841.00) and Seller shall demonstrate that the increase arose from the operation of the business in its ordinary course, including but not limited to increases to cover large orders from customer(s), the Purchase Price shall be increased by the amount of such excess. To facilitate the taking of the physical count of the Inventories which are consigned at three (3) different locations, such Inventories shall be counted as soon as possible and such count shall be updated, if necessary, prior to the Closing. In determining inventory counts under this paragraph, inventory that is broken shall not be counted.

2.2     Payment of the Purchase Price. The Purchase Price shall be paid at Closing in the sum of Three Million One Hundred Fifty Thousand Dollars ($3,150,000.00) adjusted as provided in the foregoing provisions of this Agreement, said payment to be paid by wire transfer or other immediately available funds to such account as may be designated by Seller.

2.3     Purchase Price Allocation. The parties agree that the Purchase Price provided for herein shall be allocated among the assets transferred as set forth in Schedule 2.3. The parties agree to report for all federal, state, and local tax purposes (including IRS Form 8594), the Purchase Price as so allocated and will not take any inconsistent or contrary position therewith for any other purpose.

2.4     Prorations. Utility services such as gas, electricity, water, and sewer shall be transferred to the Buyer as soon as possible after the Closing. Therefore, utility bills covering a period up to the Closing Date and thereafter, shall be prorated between the parties on a daily basis when such bill is received by the parties outside of the Closing, and Buyer shall not be responsible for any such utility services attributable to any period up to the Closing Date. Seller shall take such actions as may be necessary to prevent such utility providers from disrupting or refusing service to Buyer for periods on and after Closing on account of any previous defaults or failures to pay by Seller.

ARTICLE III

LIABILITIES

3.1     Non-Assumption of Liabilities. Except as otherwise provided herein, the Buyer shall not assume, pay, perform, discharge, or accept any liabilities, debts or obligations of the Seller of any kind whatsoever, whether actual, contingent, accrued, known or unknown (including any liability for personal injury or property damage with respect to products sold by the Seller or any predecessor of the Seller), taxes, employee compensation, pension, profit-sharing, vacation, health insurance, disability insurance or other employee benefit plans and programs, worker’s compensation, breach or negligent performance of any contract, or breach of warranty relating thereto, liabilities resulting from breach of contract, torts, illegal activity, unlawful employment or business practice or any other liability or obligation whatsoever. All such non-assumed liabilities, debts, and obligations shall remain the responsibility of the Seller and shall be paid and discharged by Seller as the same shall become due or such earlier time as may be provided for herein. Seller shall discharge or payoff all leases, including the buy-out amount necessary to vest title in Buyer free and discharged of such leases.

3.2     Pension Obligations. The Buyer does not intend to assume, honor, or accept any retirement or employee pension benefit plan of the Seller The Seller shall be solely responsible for satisfying all obligations, whether arising under federal, state or local law, or pursuant to contract, (including unfunded pension obligations with respect to The National Pension Trust Plan of the Boilermakers, Iron Shipbuilders, Blacksmiths, Forgers and Helpers Union), which may arise or which may have arisen in connection with the employment of the Seller’s employees prior to closing, the creation, funding, or operation of any employee benefit plan, or which may arise in connection with the transactions described in this Agreement

3.3     Seller’s Accounts Receivable. Notwithstanding any other provision of this Agreement, Buyer agrees that following Closing, Buyer shall reasonably cooperate with Seller in the collection of outstanding accounts receivable owed to Seller provided Buyer shall not be obligated to take any type of collection action with respect to such accounts receivable. In the event any of Seller’s accounts receivable are paid to Buyer, Buyer shall immediately remit the proceeds of same to Seller.

3.4     Product Warranty. Subject to the limitation set forth in 10.4(i) Seller shall remain liable with regard to warranty obligations on all products sold by Seller prior to the Closing of this transaction, said liability to be in accordance with the respective warranties made on such products. Buyer shall notify Seller of any such claims made and of the nature of the claim. Buyer agrees to process all warranty claims that may be made with respect to products sold by Seller prior to Closing and subject to the prior approval of Seller, not to be unreasonably withheld or delayed, take such action with respect to such claims as is appropriate to satisfy same. Seller shall, on demand, make payment to Buyer of all costs incurred by Buyer with respect to the satisfaction of such claims.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SELLER

In order to induce the Buyer to enter into this Agreement, the Seller does hereby make the representations and warranties set forth in this Article IV, to the Buyer, each of which shall be deemed to be independently material and relied upon by the Buyer, regardless of any investigation made by, or information known to, the Buyer.

4.1     Organization of Seller. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio and has been duly authorized to do business in each state in which it is presently doing business.

4.2     Authority. Seller has taken all necessary corporate action to approve this Agreement and the transactions contemplated by this Agreement. Seller has full corporate authority to enter into this Agreement. This Agreement has been duly executed and delivered by Seller as a legal, valid, and binding obligation of Seller enforceable in accordance with its terms.

4.3     No Defaults or Consents. Neither the execution and delivery of this Agreement or any document executed and delivered at the Closing of the transaction called for by this Agreement will:

(a)     Conflict with, result in a breach of the terms of, or constitute a default under the Certificate of Incorporation or By-laws of Seller or any judicial, administrative, or arbitration order, judgment, award or decree (Court Order) to which Seller is a party or with respect to which any of the Purchased Assets are subject, or by which the Seller is bound; or,

(b)     Require the approval, consent, authorization, or act of, or the making by the Seller of any declaration, filing, or registration with, any individual corporation, partnership, joint venture, limited liability company, governmental body, or any other legal entity; or,

(c)     Violate any legal requirements applicable to Seller; or,

(d)     Violate, conflict with, or result in the breach of or constitute default under (whether with or without notice or the lapse of time or both) or accelerate or prevent the acceleration of performance required by, or given any other party the right to terminate any contract or permit applicable to Seller; or,

(e)     Result in the creation of any lien, charge, or encumbrance on any of the Purchased Assets.

4.4     Title to Purchased Assets. The Seller owns, and shall at Closing assign, transfer, and convey to Buyer, free and clear from all liens, liabilities, mortgages, pledges, adverse claims, encumbrances, or other restrictions or limitations whatsoever: (i) legal and beneficial ownership of all of the Purchased Assets (other than real property) and (ii) good and marketable fee simple title to the real property in accordance with this Agreement, Ohio law, and the standards of the Ohio State Bar, excepting only restrictions, conditions, reservations, leases, agreements or easements of record, zoning ordinances and taxes and assessments which are a lien but not yet due and payable, and subject to a certain expired Non-Surface Development Oil and Gas Lease with Great Lakes Energy Partners, L.L.C. (now Enervest) dated July 24, 2007, for which Seller is responsible to obtain a cancellation to be filed of record prior to closing.

4.5     Status of Contracts. Seller is a party to no contracts respecting Seller’s Business excepting only those contracts listed on the attached Schedule 4.5, which is by reference incorporated herein, and as to such contracts, Seller at Closing shall assign all of Seller’s rights under said contracts to Buyer to the extent assignable; that to Seller’s knowledge no default presently exists or will upon the date of Closing exist with respect to Seller’s obligations under said contracts; and if assignable upon assignment of such contracts by Seller to Buyer (or Buyer’s designee), the same shall be fully enforceable by Buyer or Buyer’s designee, as the case may be, in accordance with their terms. The foregoing notwithstanding some of Seller’s employees are represented by Local Lodge #1702 of the International Brotherhood of Boilermakers, Iron Shipbuilders, Blacksmiths, Forgers, and Helpers (AFL-CIO) (hereinafter referred to as “Union”) and there is presently in effect a contract between Seller and Union dated July 1, 2012, and extended through June 30, 2014. Buyer does not intend to assume, honor or accept said Union Contract, and nothing herein contained shall subject Buyer to any liability or obligation upon such existing Union Contract.

4.6     Litigation. Except as set forth in Schedule 4.6, there are no lawsuits, claims, proceedings or investigations pending or, to the knowledge of Seller, threatened against or affecting Seller regarding the Purchased Assets, Seller’s Business or the legality or propriety of the transactions contemplated by this Agreement and Seller has not asserted any claim against any insurer in connection with the Seller’s Business, except for a nonpending claim against Travelers Insurance Company, previously disclosed to Buyer.

4.7     Indemnification. Seller will indemnify, hold harmless to the maximum extent permitted by law and, at Buyer’s option, defend Buyer from any claim by any broker, finder or intermediary for any fee or commission relating to the transactions contemplated by this Agreement which may arise from any agreement or alleged agreement between Seller and such broker, finder or intermediary. Seller further warrants that no broker has been engaged by Seller with respect to this transaction except for Fuller and Associates, Inc., and Seller shall be solely responsible for all costs or fees charged by such Broker with respect to the transaction called for in this Agreement.

4.8     Absence of Certain Changes. Since January 1, 2013, the Seller’s Business has been conducted in the ordinary course of business consistent with past practice and there has not been:

(a)     any event, occurrence or development of a state of circumstances or facts which has had or reasonably could be expected to have, individually or in the aggregate, a material adverse effect on the condition (financial or otherwise), business, assets, results of operations or prospects of the Seller’s Business, except for the information Seller received from Industrial Tooling & Supply, Inc., previously disclosed to Buyer;

(b)     except as stated above, any amendment of any material agreement with any supplier, vendor, or customer in connection with the Seller’s Business;

(c)     to the knowledge of Seller, any creation or assumption by Seller of any lien or other encumbrance on any Purchased Asset;

(d)     any making of any loan, advance or capital contributions to any Person in connection with the Seller’s Business other than loans or advances made in the ordinary course of business consistent with past practices;

(e)     any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the Purchased Assets which, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the Seller’s Business; or

(f)     any transaction or commitment made, or any contract or agreement entered into, by Seller relating to the Purchased Assets (including the acquisition or disposition of assets) or any relinquishment by Seller of any contract or other right, other than transactions and commitments in the ordinary course of business consistent with past practice and as contemplated by this Agreement.

4.9     Compliance with Laws. To its knowledge, Seller is and has been in compliance in all respects with any and all legal requirements applicable to the Seller’s Business, other than failures to so comply that will have no adverse effect on the Seller’s Business or the Purchased Assets. Seller has not received nor entered into any citations, complaints, consent orders, compliance schedules, or similar enforcement orders or received any written notice from any governmental authority or any other written notice that would indicate that there is not currently compliance with all such legal requirements, except where failure to so comply would not have an adverse affect on the Seller’s Business or the Purchased Assets.

4.10      Condition of Purchased Assets. All machinery, equipment, fixtures, tooling, inventory, and motor vehicles and real estate included as part of the Purchased Assets shall be in operating condition at closing but are otherwise being sold in “as is” condition without warranty as to its condition, use, or repair. To the best of Seller’s knowledge the Purchased Assets conform to all applicable ordinances, regulations, codes or laws, federal, state or local, affecting same.

4.11      Environmental Matters.

(a)     With respect to the Seller’s Business and the Purchased Assets, Seller to its knowledge has complied in all material respects with the provisions of all federal, state, and local environmental, health and safety laws, codes and ordinances and all rules and regulations promulgated thereunder.

(b)     Seller has received no notice of and neither knows or suspects any facts which might constitute violation of any federal, state or local environmental, health or safety laws, codes or ordinances and any rules and regulations promulgated thereunder which relate to Seller’s Business or the use, ownership and occupancy of any real property used by Seller in the operation of such business.

(c)     To the best of Seller’s knowledge, except in accordance with a valid governmental permit, license, certificate, or approval, there has been no emission, spill, release, or discharge of any toxic or hazardous substance or waste in the operation of the Seller’s Business into or upon (i) the air, (ii) soils or any improvements located on the Real Property or otherwise, (iii) surface or ground water, or (iv) the sewer septic system or waste treatment, storage or disposal system servicing any real property used in the Seller’s Business or that are a part of the Purchased Assets.

(d)     There is no underground storage tanks of any kind located upon any of the real property that are a part of the Purchased Assets nor does Seller have any knowledge that any such underground storage tanks have ever been located upon such property. Buyer acknowledges that there is an underground sludge tank which has been disclosed to Buyer by Seller.

4.12      Financial Information. All financial information heretofore furnished by Seller to Buyer, including without limitation, the copies of 2010, 2011, and 2012 Federal Income Tax Returns for Seller, Balance Sheet as of May 31, 2013, Income and Expense Schedule for the period January 1, 2013 through May 31, 2013, Sheet with Balance Sheet data for 2008 through 2012, and Income/Expense Schedule for the years 2008 through 2012 and income and balance sheet information for year to date ending July 31, 2013 fairly presents the financial condition of Seller in all material respects and fairly presents in all material respects the properties and operation of Seller’s Business for the periods indicated and as of the dates thereof.

4.13      Employment Benefit Matters:

(a)     Buyer shall have no obligation or liability of any kind or nature arising out of any pension plan, profit sharing plan, stock option plan, bonus plan or arrangement, incentive award plan or arrangement, severance pay policy or agreement, deferred compensation agreement or arrangement, executive compensation or supplemental income arrangement, or other employee benefit plans or arrangements of any kind or nature maintained or sponsored by Seller.

(b)     Seller and Buyer have computed the earned but unpaid vacation pay due Seller’s employees, said computation being set forth in Schedule 4.13(b). Buyer agrees to pay the unpaid portion of such vacation pay in the normal course of business as the employees take such vacation. In the event an employee’s employment is terminated prior to June 30, 2014 and said employee has unused vacation pay with the result that Buyer has to make payment of same to such employee, Seller shall pay to Buyer a prorated portion thereof applicable to the portion of the year (July 1, 2013 to June 30, 2014) which has not then expired.

(c)     Buyer intends assume the existing health plan of the Seller. For purposes of doing the proration for the health plan currently applicable to all employees, any claims received for processing by the Third Party Administrator (“TPA”) of the health plan for services rendered prior to the Closing, shall be paid by Seller and such claims received for processing by the TPA with respect to services rendered on and after closing shall be paid by Buyer.

4.14      Location of Assets. That all assets and properties that constitute a part of the Purchased Assets are located at Seller’s facility at 3620 Progress Street Northeast, Canton, Ohio 44705-4438, except for certain inventory on consignment at three (3) different locations, as disclosed to Buyer.

4.15      Patents and Copyrights. No patents, patent applications, copyrights, trademarks, logos, trade names, or service marks are applicable to any product manufactured or sold by Seller except as shown on Schedule 4.15.

4.16      Licenses and Permits. No licenses or permits are required for the operation of Seller’s Business or use or ownership of any of the Purchased Assets except as shown on Schedule 4.16.

4.17      Product Liability Insurance. That all insurance coverage for injury or damage due to product defects presently in effect have been continuously in effect for five years prior to closing, and that the insurance coverage provided therein is, on an “occurrence” basis and not a “claims made” basis.

ARTICLE V

REPRESENTATIONS OF THE BUYER

In order to induce the Seller to enter into this Agreement, the Buyer makes the following representations and warranties to the Seller, each of which shall be deemed to be independently material and relied upon by the Seller, regardless of any investigation made by, or information known to, the Seller.

5.1     Organization. The Buyer is a corporation duly organized under the laws of the State of Delaware. Buyer or Buyer’s assignee is or shall be qualified to do business in Ohio.

5.2      Authorization. The Buyer has all necessary power and authority to enter into and perform the transactions contemplated herein in accordance with the terms and conditions hereof. The execution and delivery of this Agreement, and the performance by the Buyer of its obligations contained herein, have been duly approved by the Buyer’s directors.

5.3     Brokerage. The Buyer has not incurred, nor made commitment for, any brokerage, finders, or similar fee in connection with the transactions contemplated by this Agreement.

5.4     Litigation. There is no litigation, proceeding, or governmental investigation pending, or to the Buyer’s knowledge, threatened against or relating to the transactions contemplated herein.

ARTICLE VI

COVENANTS OF THE SELLER

The Seller covenants and agrees with the Buyer as follows:

6.1     Access. From the date hereof and until the Closing Date, the Buyer and its authorized officers, agents and representatives after at least twenty-four (24) hours’ prior notice to Seller, shall have reasonable access during normal business hours to all properties, books, records, contracts, tax returns and documents of the Seller; provided, however, the access requested shall not be unreasonable. If the transactions provided for in this Agreement are not consummated, the Buyer and its respective officers, agents and representatives will hold in confidence all information obtained from the Seller, any of its officers, agents or representatives, excepting however, any such information which (i) was or is in the public domain, (ii) was in fact known to the Buyer prior to disclosure to the Buyer by the Seller, or (iii) is disclosed to the Buyer by a third party other than any employee or former employee of the Seller subsequent to disclosure by the Seller.

6.2     Conduct Pending Closing. From the date hereof and until the Closing Date, without the express prior written consent of the Buyer not to be unreasonably withheld or delayed, the Seller shall not sell or dispose of any asset which is or would otherwise become a Purchased Asset, except sales of inventory in the ordinary and usual course of business.

6.3     Insurance and Maintenance of Property. From the date hereof and until the Closing Date, the Seller shall cause all property owned or leased by it to be insured against all ordinary insurable risks, and shall preserve its property to the best of its ability, subject to ordinary wear and tear.

6.4     Compliance with Laws. From the date hereof and until the Closing Date, the Seller shall comply with all applicable laws, statutes, ordinances, rules, regulations, guidelines, orders, arbitration awards, judgments and decrees applicable to, or binding upon, the Seller or its business or properties.

6.5     Fulfill Conditions. The Seller shall use its best efforts to cause to be fulfilled on or prior to the Closing each of the conditions set forth in Article VIII hereof.

6.6     Employees. Buyer acknowledges that it is not obligated to retain the employees of Seller. If not retained, Seller acknowledges that it is its responsibility to terminate the employment of such employees and for any obligations related thereto. The Seller authorizes the Buyer to retain as its employees on or after the Closing Date, such employees of the Seller employed on the date of execution of this Agreement as the Buyer may determine. Buyer agrees to notify the Seller prior to the Closing which employees it intends to retain.

6.7     Documents of Transfer. On the Closing Date, the Seller shall execute and deliver to the Buyer such Bills of Sale, General Warranty Deeds, Assignments, Certificates, Titles, or other documents as may be reasonably required to vest in Buyer full and complete title to the Purchased Assets free and clear of all liens or encumbrances and in form reasonably acceptable to Buyer, save and except that the Real Estate shall be subject to those items referred to in Section 4.4 above.

6.8     Taxes. Seller shall pay at or prior to Closing all ad valorem taxes and assessments levied by any taxing authority with respect to any of the Purchased Assets that are attributable to any period prior to Closing regardless of whether such taxes are required to be paid prior to Closing. Ad valorem taxes levied upon any of the Purchased Assets for the year 2013 which are not yet due and payable and shall be pro-rated based upon the date of Closing.. At Closing, Seller shall be responsible for and pay any transfer taxes imposed by the State of Ohio or any governmental authority upon the transfer of real property called for herein except that Buyer shall be responsible for and pay the charge imposed by the local county on the transfer of real property provided such charge shall not exceed the sum of $4.00 per 1,000.00 of valuation of the real property.

In addition, Buyer shall pay for all costs related to its obtaining of title insurance, escrow fees of the title company or closing agent, if any, the fees for any appraisals ordered by Buyer, or fees related to environmental assessments or other tests or investigations done in connection with Buyer’s due diligence for this transaction.

6.9     Covenant Not To Compete. Prior to Closing, Seller shall deliver to Buyer non-competition and confidentiality agreements executed by the Seller and each person listed on the attached Schedule 6.9(a), said agreements to be in a form identical to Exhibits 6.9(b).

6.10      Confidentiality. From and after the Closing, Seller shall, and shall cause its directors, officers, employees, agents, and representatives, to hold in strict confidence and, except as is required by applicable law, not disclose to others for use for any reason whatsoever without the prior written consent of Buyer any information or data with respect to the operation of Seller’s Business prior to Closing.

6.11      Specific Performance Injunctive Relief. Each of the parties hereto acknowledge and understand that any breach or threatened breach of the foregoing Sections 6.9 and 6.10, will cause irreparable damage to the non-breaching party and its respective affiliates and that money damages would not provide an adequate remedy for such breach or threatened breach. Accordingly, in the event of any breach or threatened breach, the non-breaching party or its affiliates shall have the right to seek specific enforcement of the foregoing sections 6.9 and 6.10, to seek injunctive relief and to seek any other equitable or legal remedies available to it in a court of competent jurisdiction.

6.12      Change of Name. As soon as possible after closing Seller shall have filed with the Office of the Ohio Secretary of State Articles of Amendment pursuant to which Seller amends its Articles of Incorporation to a name that is totally dissimilar from Ohio Metal Working Products Company and American Carbide Tool Company.

6.13      Affidavit of Shareholder Status. At Closing, Seller shall deliver to Buyer reasonable evidence in the form of resolutions as to the current Shareholders and Board of Directors of Seller and the identities of Seller’s current officers.

6.14      Resolutions. At or prior to Closing, Seller shall deliver to Buyer copies of Resolutions of the Shareholders and Directors authorizing the execution by the Seller of this Agreement and the execution of such further documents and taking of such further action as may be necessary or in the opinion of Seller’s officers helpful in closing the purchase and sale transaction called for herein.

ARTICLE VII

COVENANTS OF THE BUYER

The Buyer covenants and agrees with the Seller as follows:

7.1     Certified Resolutions. On or prior to the Closing Date, the Buyer shall deliver to the Seller a copy of the resolutions of the Buyer’s Board of Directors authorizing and approving the execution of this Agreement and the performance by the Buyer of the transactions contemplated hereby, certified by the secretary or the president of the Buyer.

ARTICLE VIII

CONDITIONS TO BUYER’S OBLIGATION TO CLOSE

The obligation of the Buyer to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction and fulfillment, prior to and on the Closing Date, of the following express conditions precedent:

8.1     Representations and Warranties. The representations and warranties in this Agreement made by the Seller shall be true and correct in all material respects as of and at the Closing Date with the same force and effect as though said representations and warranties had been again made on the Closing Date, and the Buyer shall have been furnished a certificate signed by the Seller to that effect.

8.2     Performance of Covenants and Obligations. The Seller shall have performed and complied with all of its covenants and obligations under this Agreement which are to be performed or complied with by it prior to or on the Closing Date, and the Buyer shall have been furnished a certificate signed by the Seller to that effect.

8.3     Proceedings and Instruments Satisfactory. All proceedings, corporate or otherwise to be taken in connection with the transactions contemplated by this Agreement, and all documents incident thereto, shall be reasonably satisfactory in form and substance to the Buyer; and, the Seller shall have made available to the Buyer for examination the originals or true and correct copies of all documents which the Buyer reasonably may request in connection with the transaction contemplated by this Agreement.

8.4      Adverse Change. From and after the date of this Agreement and until the Closing Date, the Buyer (in its sole and absolute discretion) shall have determined that there has been no material adverse change in the Purchased Assets nor shall there have been any material casualty to the Purchased Assets, in an amount exceeding $30,000, as a result of any loss, taking, destruction or physical damage, whether or not covered by insurance, occasioned by fire, flood, explosion, earthquake, act of God or the public enemy, or otherwise.

8.5     Consents, Approvals, Certifications, Licenses, and Permits. All necessary consents, approvals, certifications, licenses, and permits with respect to the transaction contemplated hereby, if any, the absence of which would have a material and adverse effect on the Buyer’s rights under this Agreement, or which would constitute a breach pursuant to the provision of, or which would result in the termination or loss of any right under, any contract, agreement, instrument, documents, lease, license, certification, permit, indenture or other obligation, or without which the Buyer would be precluded or materially impeded from conducting its business or obtaining the benefit of the Purchased Assets, shall have been received by the Buyer on or before the Closing Date.

8.6      Approval by Board of Directors: The execution of this Agreement and the Closing of the transaction provided for herein shall have been duly approved and authorized by the Board of Directors of Buyer.

ARTICLE IX

CONDITIONS TO SELLER’S OBLIGATION TO CLOSE

The obligation of the Seller to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction and fulfillment, prior to and on the Closing Date, of the following express conditions precedent:

9.1     Representations and Warranties. The representations and warranties in this Agreement made by the Buyer shall be true and correct in all material respects as of and at the Closing Date with the same force and effect as though said representations and warranties had been again made on the Closing Date, and the Seller shall have been furnished a certificate signed by the Buyer to that effect.

9.2      Performance of Covenants and Obligations. The Buyer shall have performed and complied with all of its covenants and obligations under this Agreement which are to be performed or complied with by it prior to or on the Closing Date, and the Seller shall have been furnished a certificate signed by the Buyer to that effect.

9.3     Authorization By Seller. The execution of this Agreement and of all actions taken or documents executed by Seller in the Closing of the transaction provided for herein shall have been duly approved by the Shareholders and Directors of Seller.

ARTICLE X

INDEMNIFICATION

10.1      Buyer Indemnification. Buyer will defend, indemnify and hold harmless, Seller, its parents, subsidiaries and affiliates and their officers, directors, employees, agents and representatives against all liabilities, costs, damages or other charges (including court costs, expenses and reasonable attorneys’ fees) resulting from, arising from or related to:

(i)     any breach by Buyer of this Agreement;

(ii)     any failure by Buyer to perform any of its obligations in this Agreement or any agreement or undertaking delivered by Buyer pursuant to this Agreement or the Closing of the transactions provided for herein;

(iii)      any breach of any warranty or the material inaccuracy of any representation of Buyer in this Agreement or in any certificate delivered by Buyer; or

(iv)     any claims arising out of Buyer’s ownership, operation, possession, use and/or control of the Purchased Assets and the Seller’s Business for all periods of time after Closing or with respect to any sale made in the course of said business after Closing.

10.2      Seller’s Indemnification. Seller will defend and indemnify Buyer, its parents, subsidiaries and affiliates and their officers, directors, employees, agents and representatives against all losses, liabilities, costs, damages or other charges (including court costs and reasonable attorneys’ fees) resulting from, arising from or related to:

(i)     any breach by Seller of this Agreement;

(ii)     any failure by Seller to perform any of its obligations in this Agreement or any agreement or undertaking delivered by Seller pursuant to this Agreement or the Closing of the transactions provided for herein;

(iii)     any breach of any warranty or the material inaccuracy of any representation of Seller in this Agreement or in any certificate delivered by Seller;

(iv)     any claims arising out of Seller’s ownership, operation, possession, use and/or control of the Purchased Assets and the Seller’s Business for all periods of time prior to Closing or with respect to any sale made in the course of said business prior to Closing;

(v)     any claim, loss, liability, damage, fine, expense, penalty, assessment (including but not limited to, withdrawal of liability assessments, funding deficiency assessments and PBGC liability assessments), judgment and employee benefit claims (including any and all claims and fees relating to proceedings established in such loss, liability, damage, fine, expense, penalty, assessment, judgment, or employee benefit claim, and including reasonable attorney fees, costs and expenses in enforcing this indemnity against Seller) with respect to any employee benefit plan as such a term is described in Section (3) of ERISA that was sponsored, maintained or contributed to at any time prior to the Closing Date by Seller, or by any corporation, trade, or business or entity under common control with Seller within the meaning with Section 414(b),(c) or (m) of the Code or Section 4001(b) of ERISA; or,

(vi)     any claim, liability, or obligation related to any obligations of Seller not honored, accepted or assumed by Buyer pursuant to the terms of this Agreement and which relate to the period of time prior the Closing Date.

10.3      Notice of Claims. Any indemnified party seeking indemnification must give prompt written notice (a “Claim Notice”) to the indemnifying party describing in reasonable detail the facts giving rise to the claim for indemnification and must include in the Claim Notice (if then known) the amount or the method of computation of the amount of the claim, and a reference to the provision of this Agreement, or any other agreement, upon which the claim is based; provided, that a Claim Notice for any action as to which indemnification will be sought must be given promptly after the action or suit is commenced. Failure to give the notice will not relieve the indemnifying party of its obligations except to the extent it has been prejudiced by the failure.

10.4      LIMITATION ON INDEMNITIES

(i)     Time Limitation. Notwithstanding anything in this Agreement to the contrary, any claims made hereunder for indemnification by either Buyer or Seller shall survive the Closing hereunder for a period of five (5) years. Claims made under this Agreement shall be forever barred unless made by the notifying party to the other on or before the fifth anniversary of the Closing Date.

(ii)     Minimum Aggregate Liability Amount. The parties agree not to seek recourse and not to recover from the other on account of any liability, loss, damage, injury, claim, or matter indemnified against in this Article X until the aggregate amount of all such liabilities, losses, damages, injuries or claims exceeds Ten Thousand Dollars ($10,000.00), at which time claims may be asserted for the excess of such claims over $10,000.00, provided the aforesaid minimum shall not apply to (i) a claim by Buyer for reimbursement of product warranty costs under section 3.4 of this agreement, (ii) a claim under section 10.2(v) of this agreement, or (iii) a claim for reimbursement of vacation pay under section 4.13(b) of this Agreement.

(iii)     Maximum Aggregate Liability Amount. There shall be no limit on the maximum aggregate liability of Buyer or Seller for indemnification under this Article X.

ARTICLE XI

MISCELLANEOUS

11.1      Further Assurances. Each party hereto from time to time hereafter, and upon request, shall execute, acknowledge and deliver such other instruments as reasonably may be required to more effectively transfer and vest in the Buyer the Purchased Assets or to otherwise carry out the terms and conditions of this Agreement.

11.2      Benefit and Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto, their respective successors and assignees; provided, however, that this Agreement may not be assigned by the Seller but may be assigned by Buyer to a wholly owned subsidiary. If so assigned Buyer shall notify Seller and provide a copy of said assignment to Seller.

11.3      Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Ohio (regardless of such State’s conflict of laws principles), and without reference to any rules of construction regarding the party responsible for the drafting hereof.

11.4      Expenses. Except as otherwise herein provided, all expenses incurred in connection with this Agreement or the transactions herein provided for shall be paid by the party incurring such expenses and costs.

11.5      Notices. Any and all notices, demands, and communications provided for herein or made hereunder shall be given in writing and shall be deemed given to a party at the earlier of (i) when actually delivered to such party, (ii) when facsimile transmitted to such party to the facsimile number indicated for such party below (or to such other facsimile number for a party as such party may have substituted by notice pursuant to this Section) or (iii) when mailed to such party by registered or certified U.S. Mail (return receipt requested) or sent by overnight courier, confirmed receipt, and addressed to such party at the address designated below for such party (or to such other address for such party as such party may have substituted by notice pursuant to this Section):

(a)	If to the Buyer:	Art’s-Way Manufacturing Co., Inc.
PO Box 288
Armstrong, Iowa 50514
Phone: (712) 864-3131
Facsimile: (712) 864-3393

	With a copy to:	Everette L. Wooten, Jr.
Wooten & Coley
P. O. Box 1555
Kinston, NC 28503-1555
Phone: (252) 523-8000
Facsimile: (252) 523-2060

(b)	If to the Seller:	Ohio Metal Working Products Company
3620 Progress Street Northeast
Canton, Ohio 44705-4438
Phone: (330) 453-8438
Facsimile: (330) 453-8498

	With a copy to:	Thomas G. Belden
Cavitch, Familo & Durkin Co., L.P.A.
20th Floor
1300 East Ninth Street
Cleveland, Ohio 44114
Phone: (216) 621-7860
Facsimile: (216) 621-3415

11.6      Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, provided that all such counterparts, in the aggregate, shall contain the signatures of all parties hereto.

11.7      Headings. All Section headings herein are inserted for convenience only and shall not modify or affect the construction or interpretation of any provision of this Agreement.

11.8      Amendment, Modification, and Waiver. This Agreement may not be modified, amended, or supplemented except by mutual written agreement of all the parties hereto. Any party may waive in writing any term or condition contained in this Agreement and intended to be for its benefit; provided, however, that no waiver by any party, whether by conduct or otherwise, in any one or more instances, shall be deemed or construed as a further or continuing waiver of any such term or condition. Each amendment, modification, supplement, or waiver shall be in writing signed by the party or the parties to be charged.

11.9      Entire Agreement. This Agreement, the Exhibits and Schedules attached hereto represent the full and complete agreement of the parties with respect to the subject matter hereof and supersede and replace any prior understandings and agreements among the parties with respect to the subject matter hereof and no provision or document of any kind shall be included in or form a part of such Agreement unless signed and delivered to the other party by the parties to be charged.

11.10      Third-Party Beneficiaries. No third parties are intended to benefit from this Agreement, and no third-party beneficiary rights shall be implied from anything contained in this Agreement.

11.11      Survival. Any provisions of this Agreement which contemplate performance or the existence of obligations after the Closing Date and any and all representations of warranties set forth in this Agreement shall not be deemed to be merged into or waived by the execution and delivery of instruments executed at the Closing but shall expressly survive the Closing and be binding upon the party or parties obligated thereby in accordance to the terms of this Agreement and subject to the provisions of Section 10.4(i) above.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date and year first above written.

BUYER:

ART’S-WAY MANUFACTURING CO., INC.

By:	/s/ J. Ward McConnell, Jr.
J. Ward McConnell, Jr.
Chairman of the Board

SELLER:

OHIO METAL WORKING PRODUCTS COMPANY

By:	/s/ Tom G. Belden
Title	Chairman of the Board